Exhibit (a)(5)(D)

BRE Select Hotels Holdings Announces

Completion of Tender Offer for All Preferred Shares of BRE Select Hotels

NEW YORK, NY — September 27, 2013 — On September 27, 2013, BRE Select Hotels Holdings LP (“BRE Holdings”), the holder of all of the common stock of BRE Select Hotels Corp (the “Company”), announced that it has completed its tender offer to purchase all outstanding shares of 7% Series A Cumulative Redeemable Preferred Stock of the Company (the “Preferred Shares”) for $1.30 per share net to the seller in cash (the “BRE Offer”).

The BRE Offer expired at 9:00 a.m., New York City time, on September 27, 2013. American Stock Transfer & Trust Company, LLC, the depositary, has advised BRE Holdings that 2,010,510 Preferred Shares were validly tendered and not validly withdrawn prior to the expiration date. In accordance with the terms of the BRE Offer, BRE Holdings accepted for payment all Preferred Shares that were validly tendered and not validly withdrawn at the purchase price.

This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell Preferred Shares. The complete terms and conditions of the BRE Offer are set forth in the Offer to Purchase, the Amendment and Supplement to the Offer to Purchase and related letters of transmittal that were sent to holders of Preferred Shares and are also available online on the Securities and Exchange Commission’s (the “SEC’s”) website at www.sec.gov as exhibits to the Tender Offer Statement on Schedule TO filed by BRE Holdings with the SEC on July 15, 2013, as amended.

About BRE Select Hotels Corp

BRE Select Hotels Corp (the “Company”) is a non-listed real estate investment trust (REIT) focused on the ownership of upscale, extended-stay and select-service hotels. The Company’s hotels operate under the Homewood Suites by Hilton®, Hilton Garden Inn®, Hampton Inn®, Hampton Inn & Suites®, Courtyard® by Marriott®, Fairfield Inn® by Marriott®, Residence Inn® by Marriott®, SpringHill Suites® by Marriott®, TownePlace Suites® by Marriott® and Marriott®, brands. The Company’s focus is on the ownership of high-quality real estate that generates attractive returns for its investors. Its portfolio consists of 66 hotels, containing a total of 7,658 guestrooms diversified among attractive markets in 18 states. Additional information about the Company can be found online at www.bre-select-hotels.com.

Forward-Looking Information

This press release contains forward-looking statements. Such statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include the Company’s qualification as a REIT, which involves the application of highly technical and complex provisions of the Internal Revenue Code, and the factors discussed in the section entitled “Risk Factors” in its proxy statement/prospectus dated April 2, 2013, filed with the SEC in accordance with Rule 424(b) under the Securities Act of 1933, as amended, on April 2, 2013.

Media Contact:

Sard Verbinnen & Co

Debbie Miller (dmiller@sardverb.com)

Meghan Gavigan (mgavigan@sardverb.com)

(312) 895-4700